Exhibit 99.01

FREESEAS RECEIVES NASDAQ LISTING DETERMINATION;

INTENDS TO REQUEST HEARING

Athens, Greece, March 8, 2016 -- FreeSeas Inc. (FREE) (“FreeSeas” or the “Company”), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize vessels and an owner of a controlling stake in a company commercially operating tankers, announced today that on March 2, 2016, the Company received notice from the Listing Qualifications Staff of The NASDAQ Stock Market LLC (the “Staff”) indicating that unless the Company timely requests a hearing before the Nasdaq Listing Qualifications Panel (the “Panel”), its securities would be subject to delisting from The Nasdaq Capital Market based upon its non-compliance with the minimum bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2), and concerns raised by the Staff, pursuant to the Staff’s discretionary authority under Nasdaq Listing Rule 5101, regarding the Company’s ability to remedy the bid price deficiency in light of dilution that may occur from financing transactions.

The Company intends to timely request a hearing before the Panel, at which hearing it will present its plan to regain and sustain compliance with the bid price requirement and otherwise address the Staff’s concerns in connection therewith. The Company’s request for a hearing will stay any delisting action and the Company’s common stock will continue to trade on The Nasdaq Capital Market at pending the issuance of the Panel’s decision following the hearing and the expiration of any extension granted by the Panel.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers and also is an owner of a controlling stake in a company commercially operating tankers. Currently, it has a fleet of Handysize vessels. FreeSeas' common stock trades on the Nasdaq Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the SEC, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as ''expects,'' ''intends,'' ''plans,'' ''believes,'' ''anticipates,'' ''hopes,'' ''estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Dimitris Papadopoulos, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

dp@freeseas.gr

www.freeseas.gr